Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
BG Personnel, LP	Texas
BG Personnel LLC	Delaware
BGSF Professional, LLC	Delaware
B G Staff Services, Inc.	Texas
BG Finance and Accounting, Inc.	Delaware
BG California Finance & Accounting, Inc.	Delaware
BG California IT Staffing, Inc.	Delaware
BG California Multifamily Staffing, Inc.	Delaware
EdgeRock Technologies Holdings, Inc.	Delaware
EdgeRock Technologies, LLC	Massachusetts
BG Personnel of Texas, LLC	Texas